Impact Investing

Overview | Impact Stories | Key Markets | Investment Initiatives


invests in HIT
HIT finances projects
Cycle of Sustainable Investment
Union workers contribute to pension funds

Union pension plans, public pension plans, health and welfare and annuity plans make investments in the HIT, generating a competitive return, current work hours for their members and sustainable community impacts.

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS

(1984-present)

598	206.0M	127,839	$19.2B	$6.0B	$45.6B	232,644
Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in personal income including wages and benefits, with **$9.8 billion** for construction workers	in tax revenues (**$1.9 billion** state/local and **$4.1 billion** federal)	in total economic benefits	total jobs generated across communities

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2023. Economic impact data is in 2022 dollars and all other figures are nominal.